Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com
Website

www.aurizon.com

Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) Issue No. 19-2011

August 11, 2011
FOR IMMEDIATE RELEASE

AURIZON REPORTS JOANNA FEASIBILITY STUDY DELAYED, HOWEVER DRILLING PROGRAMS CONTINUE TO CONFIRM THE CONTINUITY AND EXTENSION OF THE HEVA AND HOSCO MINERALIZATION

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) reports that it has delayed the completion of the feasibility study on the Hosco deposit of the Joanna property, located 20 kilometres from Rouyn-Noranda, in north-western Quebec.

Aurizon is currently working on a feasibility study on the Hosco deposit of the Joanna property, which incorporates the increased mineral resource estimate of 54.1 million tonnes at an average grade of 1.29 grams of gold per tonne or 2,245,000 ounces of gold, (as reported in Aurizon’s news release dated June 13, 2011) together with results of metallurgical pilot tests, geotechnical study, updated capital and operating cost estimates, and other relevant studies.

Some of the studies are still in progress, however, an initial review has indicated that the projected capital and operating costs appear to be significantly higher than previously anticipated. The increased scope of the project, as a result of the expanded mineral resource base, has increased capital costs, including those associated with an autoclave process.  The costs of ore and waste stockpiles, tailings and of materials and equipment have also all been trending higher, along with the gold price. Consequently, additional studies and cost-optimization plans have been initiated, including a review of the mining sequence and layout of the surface infrastructure and further detailed environmental work. This additional work will delay the completion of the feasibility study.

As a result of detailed metallurgical pilot tests utilising the Albion and autoclave recovery processes, management has concluded the use of an autoclave is the preferred option for processing the Hosco ore.  The tests indicated that the estimated overall gold recovery, utilising an autoclave would be 87.5% compared to overall recoveries, utilising Albion, of 85.1%, at a grade of 1.25 grams of gold per tonne.

Aurizon is also pleased to announce the assay results from the exploration and drilling program of the Heva and Hosco sectors at its Joanna project.  Seventy-nine (79) new holes totalling 21,082 metres have been completed at Heva, Heva East and in the western limit of the pit shell at Hosco.  Significant results have been intersected in the majority of all holes.

“We have delayed the feasibility study to allow for completion of additional work and optimization plans”, stated David P. Hall, President and CEO, adding “We are encouraged by these exploration results and remain confident in the future development of Joanna, given its large gold resource, excellent exploration potential and close proximity to existing infrastructure in the heart of the Cadillac Break gold camp.”

News Release August 11, 2011	Aurizon Reports Joanna Feasibility Study Delayed, However Drilling Programs Continue to Confirm the Continuity and Extension of the Heva and Hosco Mineralization	Page | 2

Heva

Fifty-eight (58) new holes totalling 15,830 metres have been completed with the objective of increasing inferred resources (as reported in the Aurizon press release dated June 13, 2011) using drill spacing of 50 metres.  The area tested covers 1.5 km along strike with targets between 0 and 200 metres below the surface.  All the new drill holes confirm the results from previous holes and the extension of the mineralized zones.

Forty-four (44) of the holes totalling 11,841 metres were drilled approximately 5 to 300 metres laterally from the former Heva underground workings. Thirty-nine (39 holes) of those holes returned between one and six different mineralized intersections corresponding to minimum cut off parameters of 0.5 grams of gold per tonne over 5 metres. The best results were 2.0 grams of gold per tonne over 30.7 metres (true width) in hole JA-11-845 and 2.5 grams of gold per tonne over 24.9 metres (true width) from hole JA-11-887.

In addition, fourteen (14) holes totalling 3,989 metres were drilled at 750 to 1,000 metres east of the former Heva workings and at the same distance west of the Hosco pit shell limit. In this area, only scattered assays from historical holes indicated the presence of a consistent gold bearing mineralized system.  The best result was 2.2 grams of gold per tonne over 25.6 metres (true width) from hole JA-11-921.

“These results indicate the beginning of the resource re-evaluation process at Heva, where the gold grade distribution is higher than the Hosco deposit located 3 to 5 km eastward.  As well, the application of a higher cut off grade of 3 grams of gold per tonne will allow the tracking of the underground potential”, said Martin Demers, Exploration Manager.

Heva Zone

Gold is located in several lenses in the south side of the Cadillac Break dipping approximately 60 degrees to the north and forming an envelope of thickness between 30 and 60 metres.  In the Heva area, main lenses (Zone P) are located on the footwall contact of the Cadillac Fault up to 30 metres from this fault.  Mineralization takes the form of a swarm of centimetric to metric grey quartz veins within biotite-tourmaline altered wacke and argilite.  Pyrrhotite is the main sulphide.  Locally, gold is remobilized inside the chlorite schist of the Cadillac Fault (Zone P).  Others lenses (Zone S) are developed in amphibolitized conglomerate between 70 to 110 metres from the fault zone footwall.

Heva East

Approximately 1 kilometre east of the Heva sector, mineralization has been intersected between 10 to 60 metres from the Cadillac Fault footwall.  Gold is associated with strong concentrations (up to 20%) of pyrrhotite inside amphibolitized rocks of unknown origin.  Heva East is a new mineralized area, intersected to date along a 200 metre strike and with a possible extension open in all directions.

Hosco West

Twenty-one (21) new holes totalling 5,252 metres have been completed with the objective to increase open pit indicated resources (as reported in the Aurizon news release dated June 13, 2011) using drill spacing of 25 metres.  The area tested covers 0.5 km along strike with targets between 0 and 200 metres below the surface.  The maximum distance reached by the drilling pattern is 140 metres from the indicated resource contour.

The best results were 2.8 grams of gold per tonne over 32.2 metres (true width) in hole JA-11-917 and 2.7 grams of gold per tonne over 33.1 metres (true width) from hole JA-11-930.  These mineralized intervals have been intersected at 35 and 20 metres respectively at the western limit of the indicated resource at a depth of 100 metres below surface.

News Release August 11, 2011	Aurizon Reports Joanna Feasibility Study Delayed, However Drilling Programs Continue to Confirm the Continuity and Extension of the Heva and Hosco Mineralization	Page | 3

Mineralized zones consist mostly of strongly silicified zones with biotite, albite, sericite alteration and quartz veins with arsenopyrite within a wacke/argilite.  Mineralization in this sector of the Hosco property appears to be related to a west-northwest plunging fold hinge.

Results in the tables below have a metal factor of at least 5 (calculated as the true width in metres x the gold grade in grams per tonne).  The majority of mineralized intervals have a grade between 1.0 and 3.0 grams of gold per tonne with a true width of between 5 to 20 metres.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition.  Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse rejects are carried out on approximately 10% of samples.  For additional information on Quality Assurance and Quality control, refer to the previously mentioned pre-feasibility study.  Primary assaying is performed by ALS Chemex and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration Manager.  Mr. Demers and Martin Bergeron, P.Eng., Vice-President of Operations, both qualified persons as defined by National Instrument 43-101, are responsible for the scientific and technical information in this news release.

Additional Information

The attached two sketches show the location of the all holes that have returned the best results with a metal factor greater than 20.  Detailed results from the additional holes are reported in the tables attached.  All other information previously released on the Joanna Project is also available on the Aurizon website at http://www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: David P. Hall – 604-687-6600	1050 – 3400 De Maisonneuve Blvd West
VP Operations: Martin Bergeron – 819-874-4511	Montreal, QC H3Z 3B8
Investor Relations: jennifer.north@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Email: info@aurizon.com Website: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Matthew Planche: mplanche@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Telephone: 514-939-3989 Fax:514-939-3717

News Release August 11, 2011	Aurizon Reports Joanna Feasibility Study Delayed, However Drilling Programs Continue to Confirm the Continuity and Extension of the Heva and Hosco Mineralization	Page | 4

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the Joanna project, timing of a feasibility study, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on the Company's website at www.aurizon.com and on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release August 11, 2011	Aurizon Reports Joanna Feasibility Study Delayed, However Drilling Programs Continue to Confirm the Continuity and Extension of the Heva and Hosco Mineralization	Page | 5

Heva
Hole	E (m)	From (m)	To(m)	Length of hole (m)	True width (m)	Grade (g/t)	Zone
JA-10-800	5301	55.5	61.0	5.5	5.2	1.8	F
		61.0	62.5	1.5	1.4	11.1	F
		67.0	72.3	5.3	5.0	4.1	P
		68.5	69.5	1.0	1.0	7.3	incl.
		71.0	72.0	1.0	1.0	9.3	incl.
		83.7	89.0	5.3	5.0	1.6	P
		133.0	141.0	8.0	7.6	2.8	S
		160.0	166.0	6.0	5.7	0.9	S
JA-10-801	5250	41.0	50.0	9.0	8.6	2.6	P
JA-10-802	5250	mined out
JA-10-803	5451	50.3	55.5	5.2	5.0	1.3	P
		64.0	65.0	1.0	1.0	6.2	P
JA-10-804	5401	68.0	69.0	1.0	0.8	10.4	P
JA-10-805	5400	27.0	28.0	1.0	0.9	9.2	P
		28.0	36.0	8.0	7.4	1.1	P
		43.0	44.0	1.0	0.9	5.8	p
		216.0	217.5	1.5	1.4	6.1	S
JA-10-806	5350	46.6	60.0	13.4	13.0	1.0	F
		85.5	93.0	7.5	7.3	1.0	P
		174.0	179.1	5.1	5.0	2.7	S
JA-10-807	5300	NS
JA-10-808	5300	157.0	175.0	18.0	14.5	2.4	P
		158.0	160.0	2.0	1.6	7.6	incl.
JA-10-809	5300	225.0	231.0	6.0	5.5	2.8	P
JA-10-810	5351	232.0	233.0	1.0	1.0	5.3	P
		233.0	238.5	5.5	4.9	1.0	P
		322.5	328.5	6.0	5.4	1.1	S
JA-11-844	5451	97.0	103.5	6.5	6.2	1.0	F
		124.5	130.0	5.5	5.3	0.9	P
JA-11-845	5450	123.0	129.0	6.0	5.4	2.4	F
		139.5	174.0	34.5	30.7	2.0	P
		151.5	161.5	10.0	8.9	4.7	incl.
JA-11-846	4989	171.0	172.5	1.5	1.3	6.6	P
JA-11-850	4995	NS
JA-11-883	5450	213.0	229.0	16.0	14.7	1.1	P
JA-11-884	5450	262.0	273.0	11.0	10.2	1.1	P
JA-11-885	5401	247.5	249.0	1.5	1.4	6.2	F
		253.5	270.0	16.5	15.7	1.2	PF
JA-11-886	5500	195.0	214.5	19.5	17.8	2.0	PF
		199.0	200.0	1.0	0.9	16.3	incl.
		229.5	247.5	18.0	16.5	3.2	S
		233.0	234.0	1.0	0.9	8.3	incl.
		235.0	236.0	1.0	0.9	18.5	incl.
JA-11-887	5501	241.5	269.0	27.5	24.9	2.5	P
		243.0	243.5	0.5	0.5	9.8	incl.
		243.5	244.0	0.5	0.5	41.1	incl.
		243.0	246.5	3.5	3.2	10.0	incl.
JA-11-888	5550	204.0	222.0	18.0	17.0	3.1	P
		208.0	209.0	1.0	0.9	8.7	incl.
		211.0	212.0	1.0	0.9	7.2	incl.
		229.0	249.0	20.0	18.9	2.1	P
JA-11-889	5500	126.0	138.0	12.0	11.5	1.2	P
JA-11-900	5047	204.0	216.0	12.0	11.1	2.0	P
		227.0	235.5	8.5	7.9	0.7	P

News Release August 11, 2011	Aurizon Reports Joanna Feasibility Study Delayed, However Drilling Programs Continue to Confirm the Continuity and Extension of the Heva and Hosco Mineralization	Page | 6

Hole	E (m)	From (m)	To(m)	Length of hole (m)	True width (m)	Grade (g/t)	Zone
JA-11-901	5350	283.5	291.0	7.5	6.7	3.4	P
		287.0	288.0	1.0	0.9	7.3	incl.
JA-11-902	5100	216.0	229.5	13.5	11.5	0.7	PF
JA-11-903	5103	163.2	171.0	7.8	7.1	1.8	P
JA-11-904	5051	241.5	259.0	17.5	16.4	1.2	P
		295.5	300.8	5.3	5.0	2.5	P
JA-11-905	5000	108.8	114.0	5.2	5.0	0.9	S
JA-11-906	5000	119.0	120.0	1.0	0.9	18.7	P
JA-11-907	5050	96.0	109.5	13.5	12.8	2.6	PF
JA-11-908	5050	NS
JA-11-909	5100	22.2	27.3	5.1	5.0	1.1	N
		99.0	108.0	9.0	8.7	1.5	P
		108.0	109.5	1.5	1.5	9.7	P
JA-11-940	5500	127.5	138.0	10.5	9.8	0.8	P
JA-11-941	5500	72.0	73.5	1.5	1.4	20.7	F
		73.5	78	4.5	4.2	1.106	PF
		177.0	180.0	3.0	2.8	18.7	S
JA-11-942	5500	79.5	103.5	24.0	20.0	0.6	PF
JA-11-943	5400	126.0	143.0	17.0	15.3	2.1	PF
		137.0	138.0	1.0	0.9	7.2	incl.
JA-11-944	5400	187.0	200.0	13.0	12.1	2.0	P
		187.0	188.0	1.0	0.9	9.5	incl.
JA-11-945	5550	NS
JA-11-946	5350	110.0	112.0	2.0	1.7	13.8	PF
JA-11-950	5100	102.0	104.0	2.0	1.8	20.6	P
		104.0	111.0	7.0	6.2	1.6	P
JA-11-951	5100	73.5	87.0	13.5	13.0	3.2	P
		77.5	79.0	1.5	1.4	13.3	incl.
JA-11-952	5150	166.5	177.0	10.5	10.1	0.9	PF
JA-11-953	5150	230.0	239.0	9.0	8.6	4.1	P
		234.0	235.0	1.0	1.0	11.9	incl.
		238.0	239.0	1.0	1.0	11.0	incl.
JA-11-954	5150	241.0	249.0	8.0	7.3	1.4	P
		255.0	262.0	7.0	6.4	0.8	P

News Release August 11, 2011	Aurizon Reports Joanna Feasibility Study Delayed, However Drilling Programs Continue to Confirm the Continuity and Extension of the Heva and Hosco Mineralization	Page | 7

Heva East
Hole	E (m)	From (m)	To(m)	Length of hole (m)	True width (m)	Grade (g/t)	Zone
JA-11-920	6251	173.0	174.0	1.0	1.0	5.3	P
		192.0	212.0	20.0	19.1	1.5	P
JA-11-921	6350	149.5	176.5	27.0	25.6	2.2	P
		158.5	161.5	3.0	2.9	9.2	incl.
		218.5	221.5	3.0	2.9	5.7	S
JA-11-922	6400	86.5	88.0	1.5	1.4	26.2	F
		227.9	233.1	5.2	5.0	1.2	S
JA-11-923	6451	154.5	163.5	9.0	8.4	0.9	P
		240.3	245.7	5.4	5.0	1.0	S
JA-11-924	6451	NS
JA-11-925	6400	232.5	234.0	1.5	1.3	5.2	S
JA-11-926	6349	129.0	144.0	15.0	12.3	0.9	P
		154.5	165.0	10.5	8.7	1.0	P
		180.5	186.5	6.1	5.0	1.6	P
JA-11-927	6251	215.0	222.0	7.0	6.0	1.8	P
JA-11-928	6200	163.4	173.0	9.6	9.1	0.5	P
		226.5	234.0	7.5	7.1	0.9	S
JA-11-929	6400	5.6	10.9	5.3	5.0	1.3	P
		31.5	40.5	9.0	8.5	0.6	S
JA-11-936	6400	240.0	252.0	12.0	10.5	2.3	P
JA-11-960	6400	23.5	28.8	5.3	5.0	2.1	P
JA-11-961	6350	72.0	81.0	9.0	8.4	2.3	P
		94.8	100.2	5.4	5.0	1.1	P
		120.3	125.7	5.3	5.0	1.4	S
JA-11-962	6250	NS					S

News Release August 11, 2011	Aurizon Reports Joanna Feasibility Study Delayed, However Drilling Programs Continue to Confirm the Continuity and Extension of the Heva and Hosco Mineralization	Page | 8

Hosco (western limit of pit shell)
Hole	E (m)	From (m)	To(m)	Length of hole (m)	True width (m)	Grade (g/t)	Zone
JA-11-868	7450	36.0	41.1	5.1	5.0	1.3	S
JA-11-869	7425	175.0	188.0	13.0	12.1	1.2	S
JA-11-877	7575	145.0	161.0	16.0	15.2	0.8	S
JA-11-878	7450	210.0	211.5	1.5	1.5	13.4	S
JA-11-879	7400	185.5	193.0	7.5	7.3	1.6	S
		200.5	224.5	24.0	23.5	0.8	S
JA-11-910	7300	51.0	60.0	9.0	8.8	0.6	S
JA-11-911	7325	NS
JA-11-912	7275	120.0	121.5	1.5	1.5	13.9	S
JA-11-913	7200	NS
JA-11-914	7352	195.0	225.0	30.0	29.6	1.3	S
		252.0	261.0	9.0	8.9	0.7	S
JA-11-915	7200	214.5	228.0	13.5	13.2	1.3	S
		240.0	253.5	13.5	13.2	1.7	S
		282.0	291.0	9.0	8.8	2.1	S
JA-11-916	7302	208.5	214.5	6.0	5.8	0.8	S
		229.5	240.0	10.5	10.2	1.1	S
		250.0	251.0	1.0	1.0	43.3	S
JA-11-917	7200	118.5	123.6	5.1	5.0	2.2	S
		135.0	168.0	33.0	32.2	2.8	S
		156.0	166.5	10.5	10.3	6.0	incl.
JA-11-918	7201	124.5	157.5	33.0	31.0	2.1	S
		154.0	157.5	3.5	3.3	9.7	incl.
		165.0	183.0	18.0	17.0	2.5	S
		166.5	168.0	1.5	1.4	10.2	incl.
		180.0	181.5	1.5	1.4	7.5	incl.
		187.5	198.0	10.5	9.9	0.7	S
JA-11-919	7225	81.0	88.5	7.5	7.3	1.7	S
		114.0	119.1	5.1	5.0	1.4	S
JA-11-930	7225	85.5	97.5	12.0	11.2	1.5	S
		103.5	139.0	35.5	33.1	2.7	S
		126.0	130.0	4.0	3.7	9.8	incl.
		145.5	154.0	8.5	7.9	0.9	S
JA-11-931	7375	37.2	42.4	5.2	5.0	1.1	N
		154.5	156.0	1.5	1.5	7.3	S
		168.0	174.0	6.0	5.8	2.1	S
		180.0	186.0	6.0	5.8	1.7	S
		219.4	224.6	5.2	5.0	1.4	S
JA-11-932	7375	212.8	218.2	5.5	5.0	1.0	S
JA-11-933	7375	108.0	117.0	9.0	8.3	2.0	S
JA-11-934	7100	174.0	198.0	24.0	21.3	1.6	S
		228.5	229.5	1.0	0.9	10.0	S
		261.0	262.5	1.5	1.3	8.9	S
JA-11-935	7100	119.0	126.0	7.0	6.8	2.2	S

AURIZON MINES LTD.
JOANNA PROJECT (QUEBEC)
Composite Longitudinal Section
August 11, 2011
Heva Area
W
E
4500E
5000E
6000E
6500E
Surface
5010m
4700m
4400m
3.2/13.0
2.6/8.6
4.1/5.0
2.0/30.7
2.1/15.3
20.7/1.4
2.6/12.8
2.8/7.6
18.7/2.8
20.6/1.8
13.8/1.7
2.0/17.8
2.0/11.1
2.4/14.5
3.1/17.0
2.1/18.9
4.1/8.6
2.0/12.1
3.2/16.5
3.4/6.7
2.5/24.9
2.2/25.6
26.2/1.4
1.5/19.1
2.3/10.5
Heva Area Resources
- Above 4700m -
Indicated Resources : 270,000 oz (Cut off 0.5g/tAu)
Inferred Resources : 421,000 oz (Cut off 0.5g/tAu)
- Underground -
Inferred Resources : 59,000 oz (Cut off 2.0g/tAu)
New hole reported
Fault zone
Principal Fault zone
Principal zone
South zone
2.4/15.0 g/t Au/m (true width)
0 100m
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
5 km
Diabase Dyke
Pit Outline
Diabase Dyke
Heva Area
Hosco Area
Alexandria Area
Joanna Mineral Resources
Proven & Probable Reserves* : 995,600 oz
Measured & Indicated Resources : 2,520,000 oz
Inferred Resources : 826,000 oz
*Mineral Resources Include Mineral Reserves
0 200m
Joanna
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
In Pit Resource Contour
AURIZON MINES LTD.
JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources
as of June 13, 2011

Reference: News Release Issue No. 19-2011

AURIZON
MINES LTD.
JOANNA PROJECT (QUEBEC)
Composite Longitudinal Section
August 11, 2011
W
E
7500E
8000E
8500E
9000E
9500E
Hosco Area
Surface
5010m
2.7/33.1
2.8/32.2
13.9/1.5
2.1/31.0
13.4/1.5
1.6/21.3
2.5/17.0
1.3/29.6
4700m
1.7/13.2
43.1/1.0
Diabase Dyke
Pit Outline
Diabase Dyke
4700m
4400m
4400m
Hosco In Pit resources
(Cut off 0.5g/tAu)
Measured & Indicated Resources : 2,245,000 oz
Inferred Resources : 284,000 oz
New hole reported
North zone
South zone
2.4/15.0 g/t Au/m (true width)
Measured Resources in Pit
Indicated Resources in Pit
Inferred Resources in Pit
Inferred Resources Underground
Past Production
Existing Infrastructure
Pit Contour
In Pit Resources Generated by Whittle Simulation (May 31, 2011)
0 100m
W
E
5 km
4700m
4400m
4700m
4400m
Diabase Dyke
Pit Outline
Diabase Dyke
Heva Area
Hosco Area
Alexandria Area
Joanna Mineral Resources
Proven & Probable Reserves* : 995,600 oz
Measured & Indicated Resources : 2,520,000 oz
Inferred Resources : 826,000 oz
0 200m
Joanna
*Mineral Resources Include Mineral Reserves
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
In Pit Resource Contour
AURIZON
JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources
as of June 13, 2011

Reference: News Release Issue No. 19 - 2011